

LG Electronics Inc.

Non-Consolidated Interim Financial Statements
June 30, 2006 and 2005



SAMIL PRICEWATERHOUSECOOPERS



LG Electronics Inc.

Non-Consolidated Interim Financial Statements
June 30, 2006 and 2005

LG Electronics Inc.
Index
June 30, 2006 and 2005

www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of
LG Electronics Inc.

We have reviewed the accompanying non-consolidated balance sheet of LG Electronics Inc. (the "Company") as of June 30, 2006, and the related non-consolidated statements of income and cash flows for the three-month and six-month periods ended June 30, 2006 and 2005, expressed in Korean won. These interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of LG Electronics Inc. as of December 31, 2005, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 21, 2006. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2005, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2005.

Samil PricewaterhouseCoopers

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
August 4, 2006

This report is effective as of August 4, 2006, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG Electronics Inc.
Non-Consolidated Balance Sheets
June 30, 2006 and December 31, 2005
(Unaudited)

(in millions of Korean won)		2006		2005
Assets				
Current assets				
Cash and cash equivalents	₩	449,584	₩	581,264
Trade accounts and notes receivable, net (Notes 8 and 12)		953,196		1,397,815
Inventories, net (Note 4)		1,330,002		1,408,333
Other accounts receivable, net		205,648		260,186
Prepaid expenses		92,093		69,640
Accrued income, net		71,947		51,065
Advances, net		107,365		46,148
Derivative transaction debit (Note 8)		3,627		161,824
Deferred income tax assets		185,537		4,748
Other current assets, net		58,551		4,140
Total current assets		3,457,550		3,985,163
Property, plant and equipment, net (Note 13)		4,169,578		4,150,304
Long-term financial instruments (Note 3)		18,746		18,945
Long-term investment securities		42,528		54,363
Equity method investments (Note 5)		4,558,046		4,681,306
Refundable deposits		326,642		390,629
Long-term prepaid expenses		252,692		232,794
Long-term loans receivable, net		94,269		98,878
Intangible assets, net (Note 13)		436,678		419,672
Derivative transaction debit (Note 8)		1,911		4,386
Total assets	₩	13,358,640	₩	14,036,440

LG Electronics Inc.
Non-Consolidated Balance Sheets
June 30, 2006 and December 31, 2005
(Unaudited)

(in millions of Korean won)		2006		2005
Liabilities and Shareholders' Equity				
Current liabilities				
Short-term borrowings (Note 6)	₩	54,602	₩	12,853
Current maturities of long-term debts (Note 6)		1,124,132		1,129,434
Trade accounts and notes payable (Note 12)		1,830,380		1,794,114
Other accounts payable		882,568		1,101,399
Income tax payable		53,682		21,971
Accrued expenses		1,015,011		885,284
Withholdings		33,080		7,727
Unearned income		38,648		40,492
Advances from customers		301,369		213,837
Derivative transaction credit (Note 8)		6,598		1,159
Others		57		76
Total current liabilities		5,340,127		5,208,346
Debentures and convertible bonds, net of current maturities and discounts on debentures (Note 7)		809,639		1,513,601
Long-term debts, net of current maturities (Note 7)		543,313		642,076
Accrued severance benefits, net		251,204		240,853
Product warranty reserve (Note 8)		153,164		112,499
Deferred income tax liabilities		83,595		102,894
Derivative transaction credit (Note 8)		22,585		2,842
Other long-term liabilities		37		50,686
Total liabilities		7,203,664		7,873,797
Commitments and contingencies (Note 8)				
Shareholders' equity				
Capital stock (Note 9)		809,169		800,226
Capital surplus (Note 9)		2,219,993		2,107,259
Retained earnings		2,452,467		2,511,378
Capital adjustments		673,347		743,780
Total shareholders' equity		6,154,976		6,162,643
Total liabilities and shareholders' equity	₩	13,358,640	₩	14,036,440

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG Electronics Inc.
Non-Consolidated Statements of Income
Three-Month and Six-Month Periods Ended June 30, 2006 and 2005
(Unaudited)

(in millions of Korean won, except per share amounts)	2006		2005	
	For the three-month period ended June 30, 2006	For the six-month period ended June 30, 2006	For the three-month period ended June 30, 2005	For the six-month period ended June 30, 2005
Sales (Notes 12 and 13)	₩ 5,796,239	₩ 11,596,018	₩ 5,615,196	₩ 11,573,726
Cost of sales	4,402,287	8,820,410	4,219,977	8,682,501
Gross profit	1,393,952	2,775,608	1,395,219	2,891,225
Selling and administrative expenses	1,203,465	2,394,521	1,251,348	2,467,518
Operating income	190,487	381,087	143,871	423,707
Non-operating income				
Interest income	9,391	20,540	11,678	23,511
Gain on valuation of equity-method investments (Note 5)	5,525	122,038	81,880	130,850
Foreign exchange gains	76,368	214,232	71,961	165,457
Gain on valuation of derivatives (Note 8)	5,278	4,462	-	4,214
Gain on settlement of derivatives (Note 8)	14,380	29,603	12,959	18,736
Gain on disposal of investment securities	-	4,483	566	21,157
Reversal of allowance for doubtful accounts	-	-	21,083	1,310
Rent income	6,700	12,368	5,348	9,582
Dividend income	107	673	267	871
Gain on disposal of property, plant and equipment	442	3,238	1,177	1,139
Refund of income taxes	72	72	38,767	38,767
Others	12,722	24,305	11,214	27,355
	130,985	436,014	256,900	442,949
Non-operating expenses				
Interest expense	39,905	82,366	49,866	97,110
Foreign exchange losses	50,972	119,782	52,380	117,455
Loss from transfer of trade accounts and notes receivable	49,757	98,058	30,640	64,820
Loss from disposal of property, plant and equipment	2,803	4,752	10,093	14,277
Loss from disposal of investment securities	-	1,197	991	1,986
Loss on impairment of investment securities	5	5	1,210	1,903
Additional payment of income taxes	-	-	860	7,995
Loss on valuation of derivatives (Note 8)	25,721	29,651	13,288	14,953
Loss on settlement of derivatives (Note 8)	3,777	8,446	3,591	5,096
Donations	3,602	5,551	1,840	4,148
Other bad debt expense	1,572	2,063	-	2,510
Loss on equity method investments (Note 5)	151,106	289,327	4,522	212,367
Others	1,799	3,678	15,713	29,675
	331,019	644,876	184,994	574,295
Income (loss) before income tax	(9,547)	172,225	215,777	292,361
Income tax expense	200	31,180	65,197	58,576
Net income (loss)	₩ (9,747)	₩ 141,045	₩ 150,580	₩ 233,785
Earnings (loss) and ordinary income (loss) per share (in won) (Note 11)	₩ (62)	₩ 873	₩ 963	₩ 1,495
Diluted earnings (loss) and ordinary income (loss) per share (in won) (Note 11)	₩ (62)	₩ 873	₩ 940	₩ 1,463

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG Electronics Inc.
Non-Consolidated Statements of Cash Flows
Three-Month and Six-Month Periods Ended June 30, 2006 and 2005
(Unaudited)

(in millions of Korean won)	2006		2005	
	For the three-month period ended June 30, 2006	For the six-month period ended June 30, 2006	For the three-month period ended June 30, 2005	For the six-month period ended June 30, 2005
Cash flows from operating activities				
Net income (loss)	₩ (9,747)	₩ 141,045	₩ 150,580	₩ 233,785
Adjustments to reconcile net income (loss) to net cash provided by operating activities				
Depreciation and amortization	172,809	350,392	209,904	434,880
Amortization of discounts on debentures	4,839	12,854	9,964	19,707
Provision for severance benefits	58,834	121,757	77,751	123,088
Loss from transfer of trade accounts and notes receivable	49,757	98,058	30,640	64,820
Bad debt expense	2,746	53,110	-	2,510
Gain on foreign currency translation, net	(563)	(38,842)	(688)	(17,398)
Gain from disposal of investment securities, net	-	(3,286)	(20,092)	(19,171)
Loss on impairment of investment securities	-	-	1,210	1,903
Loss from disposal of property, plant and equipment, net	2,361	1,514	9,527	13,138
Equity in losses (earnings) of equity-method investees, net	145,581	167,289	(77,358)	81,517
Loss (gain) on valuation of derivatives, net	20,443	25,189	13,288	10,739
Loss (gain) on settlement of derivatives, net	(10,603)	(21,157)	(9,368)	(13,640)
Provision for product warranty	21,697	40,665	(5,247)	21,239
Others	2,845	34,879	(1,383)	(1,571)
	470,746	842,422	238,148	721,761
Changes in operating assets and liabilities			-	
Decrease (increase) in trade accounts and notes receivable	97,783	343,496	(43,169)	(289,400)
Decrease (increase) in other accounts receivable	(5,091)	10,543	34,975	215,673
Increase in accrued income	(12,235)	(21,094)	(926)	(7,456)
Increase in advances	(43,165)	(61,664)	(53,753)	(59,298)
Decrease in other current assets	-	-	139	139
Decrease in inventories	13,816	87,042	59,862	194,090
Decrease (increase) in prepaid expenses	8,845	(22,453)	7,107	(32,642)
Increase in long-term prepaid expenses	(19,627)	(19,898)	(18,321)	(16,478)
Increase in deferred income tax assets	(17,895)	(23,439)	(19,036)	(60,554)
Decrease (increase) in trade accounts and notes payable	(50,583)	23,790	(370,777)	(82,834)
Increase (decrease) in other accounts payable	5,852	(218,958)	160,881	123,767
Increase (decrease) in accrued expenses	107,626	132,622	63,144	(11,538)
Increase (decrease) in withholdings	13,816	25,353	1,925	(9,419)
Increase in advances from customers	88,505	87,532	53,197	47,829
Increase in income taxes payable	16,322	31,711	30,384	62,544
Payment of severance benefits	(76,778)	(140,185)	(71,896)	(103,927)
Increase in severance insurance deposits	390	25,304	6,478	22,381
Decrease in contributions to the National Pension Fund	1,518	2,732	1,186	2,039
Increase (decrease) in deferred income tax liabilities	(19,333)	(16,701)	48,076	32,779
Others	(43,745)	(92,328)	1,715	1,208
	66,021	153,405	(108,809)	28,903
Net cash provided by operating activities	527,020	1,136,872	279,919	984,449

LG Electronics Inc.
Non-Consolidated Statements of Cash Flows
Three-Month and Six-Month Periods Ended June 30, 2006 and 2005
(Unaudited)

(in millions of Korean won)	2006		2005	
	For the three-month period ended June 30, 2006	For the six-month period ended June 30, 2006	For the three-month period ended June 30, 2005	For the six-month period ended June 30, 2005
Cash flows from investing activities				
Increase in short-term and long-term loans, net	(40,730)	(42,067)	(119,006)	(140,491)
Disposal in short-term and long-term loans, net	42,890	45,241	104,227	104,227
Disposal of long-term financial instruments	4,380	11,829	-	3,221
Acquisition of long-term financial instruments	(2,095)	(11,630)	(1,202)	-
Proceeds from disposal of investment securities	-	5,166	57,397	61,120
Acquisition of investment securities	(62,615)	(126,101)	(106,299)	(147,755)
Payment of refundable deposits, net	65,988	63,858	(25,192)	(37,031)
Proceeds from disposal of property, plant and equipment	1,538	20,280	9,173	15,001
Proceeds from disposal of derivatives	17,972	34,351	33,973	60,471
Acquisition of property, plant and equipment	(206,738)	(338,858)	(485,405)	(746,192)
Acquisition of intangible assets	(23,626)	(69,697)	(15,571)	(26,332)
Acquisition of derivatives	(2,798)	(9,605)	(22,841)	(27,326)
Others	-	63	443	34,987
Net cash used in investing activities	(205,834)	(417,170)	(570,303)	(846,100)
Cash flows from financing activities				
Proceeds from short-term borrowings	20,000	40,000	-	-
Payment of current maturities of long-term debts	(525,724)	(607,867)	(208,760)	(208,760)
Proceeds from issuance of debentures	-	-	602,258	602,258
Proceeds from long-term debts	-	-	387,753	482,938
Payment from long-term debts	(43,559)	(43,559)	-	-
Payment of short-term borrowings	(20,000)	(40,000)	(25,751)	(110,335)
Disposal (acquisition) of treasury stock	0	-	2,128	2,128
Payment of dividends	(199,956)	(199,956)	(234,851)	(234,851)
Net cash provided by (used in) financing activities	(769,239)	(851,382)	522,777	533,378
Net increase (decrease) in cash and cash equivalents	(448,053)	(131,680)	232,393	671,727
Cash and cash equivalents				
Beginning of the period	897,637	581,264	1,087,750	648,416
End of the period	₩ 449,584	₩ 449,584	₩ 1,320,143	₩ 1,320,143

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

1. The Company

LG Electronics Inc. (the "Company") was spun off from LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on April 1, 2002, to engage in the manufacture and sale of electronic, and information and communication products. The former LG Electronics Inc. was incorporated in February 1959 under the Commercial Code of the Republic of Korea to manufacture and sell electronics, and information and communication products, and had its shares listed on the Korea Stock Exchange in April 1970.

As of June 30, 2006, the Company operates manufacturing facilities mainly in Guro, Pyeongtaek, Chongju, Gumi and Changwon in the Republic of Korea.

As of June 30, 2006, the Company has outstanding capital stock amounting to ₩809,169 million, including non-voting preferred stock. The Company's stock was relisted on the Korean Stock Exchange on April 22, 2002, and its depositary receipts ("DRs") were relisted on the London Stock Exchange in September 2002.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements for the three-month and six-month periods ended June 30, 2006, are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became effective for the Company on January 1, 2006, the Company adopted these Standards in its financial statements for the six-month period ended June 30, 2006.

In 2006, the Company changed its method of accounting for determining the cost of inventories from the annual-based weighted-average method to the monthly-based weighted-averaged method. This change is not applied retrospectively because the amount of resulting adjustment that relates to prior periods is not reasonably determinable. The comparative financial statements, as of December 31, 2005, and for the three-month and six-month periods ended June 30, 2005, have not been restated to reflect the said change.

3. Long-term Financial Instruments

As of June 30, 2006 and December 31, 2005, long-term financial instruments are deposited in connection with maintaining checking accounts or research and development projects funded by the government. The withdrawal of these financial instruments is restricted.

4. Inventories

Inventories as of June 30, 2006 and December 31, 2005, consist of the following:

	2006					
(in millions of Korean won)	Acquisition cost		Inventory valuation allowance		Carrying value	
Merchandise	₩	39,316	₩	(3,719)	₩	35,597
Finished products		468,911		(32,363)		436,549
Work-in-process		312,367		(14,714)		297,653
Raw materials		443,826		(42,380)		401,446
Parts and supplies		165,047		(6,289)		158,757
	₩	1,429,467	₩	(99,465)	₩	1,330,002

	2005					
(in millions of Korean won)	Acquisition cost		Inventory valuation allowance		Carrying value	
Merchandise	₩	34,041	₩	(1,825)	₩	32,216
Finished products		516,507		(29,640)		486,867
Work-in-process		350,312		(497)		349,815
Raw materials		438,022		(23,544)		414,478
Parts and supplies		129,304		(4,347)		124,957
	₩	1,468,186	₩	(59,853)	₩	1,408,333

5. Equity-Method Investments

Changes in equity-method investments for the six-month period ended June 30, 2006, are as follows:

(in millions of Korean won)	Acquisition cost	January 1, 2006	Equity in earnings (losses) of affiliates, net [1]	Others	June 30, 2006
Domestic companies					
LG Micron Ltd.	₩ 68,100	₩ 111,172	₩ 2,706	₩ (2,934)	₩ 110,944
LG Innotek Co., Ltd.	59,825	169,732	(3,315)	(6,858)	159,559
LG.Philips LCD Co., Ltd.	679,218	2,765,005	(111,003)	8,372	2,662,374
LG-Nortel Co., Ltd	153,254	141,746	(35,054)	(36)	106,656
Hankuk Electric Glass Co., Ltd.	119,282	111,087	(10,576)	(744)	99,767
Hi Plaza Inc.	100,511	106,864	(1,763)	-	105,101
Hi Business Logistics	8,000	12,166	2,106	(171)	14,101
Others	11,852	10,000	(990)	1,822	10,832
	1,200,042	3,427,772	(157,889)	(549)	3,269,334
Overseas companies					
PT LG Electronics Display Devices Indonesia (LGEDI) [2]	-	50,515	-	(50,515)	-
PT LG Electronics Indonesia. (LGEIN)	79,946	15,776	(7,433)	45,761	54,104
LG Electronics Huizhou Inc. (LGEHZ)	1,277	16,931	5,707	(1,169)	21,469
LG Electronics India Pvt. Ltd. (LGEIL)	38,476	144,433	17,959	(11,612)	150,780
LG Electronics Mlawa SP.Zo.O. (LGEMA) [3]	174,835	88,422	(8,735)	35,613	115,300
LG Electronics Mexico S.A. de C.V. (LGEMS)	13,575	25,982	(4,232)	(3,138)	18,612
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	9,367	6,730	4,359	(553)	10,536
LG Electronics European Holdings B.V. (LGEEH) (formerly LGESE) [4]	63,423	77,590	(50,830)	11,761	38,521
LG Electronics de Sao Paulo Ltd. (LGESP)	79,106	162,072	29,553	918	192,543
LG Electronics Shenyang Inc. (LGESY)	11,267	12,930	2,556	(1,262)	14,224
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	42,948	98,470	1,599	(4,776)	95,293
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR)	79,795	35,349	(1,781)	(1,533)	32,035
LG Electronics U.S.A., Inc. (LGEUS)	148,109	111,508	(2,061)	(21,476)	87,971
SLD Telecom Pte. Ltd.	72,194	49,760	(1,780)	2,844	50,824
LG Holdings (HK) Ltd.	72,787	22,859	(3,947)	15,784	34,696
Others	467,569	334,207	9,666	27,931	371,804
	1,354,674	1,253,534	(9,400)	44,578	1,288,712
	₩ 2,554,716	₩ 4,681,306	₩ (167,289)	₩ 44,029	₩ 4,558,046

[1] Positive (negative) numbers represent gain (loss) on valuation of equity-method investments.

[2] This subsidiary was merged with PT LG Electronics Indonesia (LGEIN) on January 1, 2006.

[3] For the six-month period ended June 30, 2006, the Company purchased additional shares of these subsidiaries.

[4] LG Electronics Service Europe Netherlands B.V. (LGESE) was spun off into four companies on January 1, 2006, namely: LG Electronics European Holdings B.V. (LGEEH), LG Electronics Benelux Sales B.V. (LGEBN), LG Electronics European Logistics & Services B.V. (LGELS), and LG Electronics European Shared Service Center B.V. (LGESC). The existing LG Electronics Service Europe Netherlands B.V. (LGESE) subsequently changed its name to LG Electronics European Holdings B.V. (LGEEH).

Changes in equity-method investments for the six-month period ended June 30, 2005, were as follows:

(in millions of Korean won)	Acquisition cost	January 1, 2005	Equity in earnings (losses) of affiliates, net [1]	Others	June 30, 2005
Domestic companies					
LG Micron Ltd.	₩ 68,100	₩ 111,651	₩ 563	₩ (2,817)	₩ 109,397
LG Innotek Co., Ltd.	59,308	154,651	4,288	(4,471)	154,468
LG.Philips LCD Co., Ltd.	726,169	2,399,076	(20,457)	(10,002)	2,368,617
Hankuk Electric Glass Co., Ltd.	119,282	125,082	1,335	(4,469)	121,948
Hi Plaza Inc.	100,511	99,275	8,715	-	107,990
Hi Business Logistics	8,000	6,114	2,217	3,465	11,796
Others	28,200	44,786	(5,712)	(13,399)	25,675
	1,109,570	2,940,635	(9,051)	(31,693)	2,899,891
Overseas companies					
PT LG Electronics Display Devices Indonesia (LGEDI)	32,085	48,348	3,953	(1,661)	50,640
PT LG Electronics Indonesia. (LGEIN)	29,431	18,052	(2,718)	(820)	14,514
LG Electronics Huizhou Inc. (LGEHZ)	1,277	22,038	(3,439)	(1,396)	17,203
LG Electronics India Pvt. Ltd. (LGEIL)	38,476	121,544	19,546	(1,653)	139,437
LG Electronics Mlawa SP.Zo.O. (LGEMA)	61,561	45,869	(2,456)	45,182	88,595
LG Electronics Mexico S.A. de C.V. (LGEMS)	13,575	21,169	8,067	775	30,011
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	9,367	16,518	(3,386)	(372)	12,760
LG Electronics de Sao Paulo Ltda. (LGESP)	28,481	68,234	34,809	101,188	204,231
LG Electronics Shenyang Inc. (LGESY)	11,267	13,474	(274)	(900)	12,300
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	42,948	100,047	9,586	(1,794)	107,839
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR)	59,205	27,001	(15,895)	(584)	10,522
LG Electronics U.S.A., Inc. (LGEUS)	148,109	108,996	(43,133)	(2,661)	63,202
SLD Telecom Pte. Ltd.	68,487	52,279	(2,136)	(1,004)	49,139
LG Holdings (HK) Ltd.	53,378	42,906	(6,309)	(1,573)	35,024
Others	2,673,519	449,153	(68,681)	(3,963)	376,509
	3,271,166	1,155,628	(72,466)	(128,764)	1,211,926
	₩ 4,380,736	₩ 4,096,263	₩ (81,517)	₩ (97,071)	₩ 4,111,817

[1] Positive (negative) numbers represent gain (loss) on valuation of equity-method investments.

As of June 30, 2006 and December 31, 2005, the respective accumulated losses of equity method investees from which the application of the equity method of accounting has been suspended due to their accumulated losses are as follows:

	December 31, 2005		June 30, 2006	
(in millions of Korean won)	Accumulated losses	Increase (Decrease)	Accumulated losses	Accumulated capital adjustment [1]
LG Electronics Australia PTY., Ltd. (LGEAP)	₩ 4,443	₩ (4,443)	₩ -	₩ -
LG Electronics China Co., Ltd. (LGECH)	50,295	(11,181)	39,114	(1,632)
Langcho LG Digital Mobile Communication Co., Ltd. (LGEYT)	198	(198)	-	-
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM)	-	2,045	2,045	-
LG Electronics Overseas Trading FZE(Dubai)	-	28,201	28,201	-
LG MITR Electronics Co., Ltd. (LGEMT)	-	-	-	(3,348)
LG Electronics France S.A.R.L (LGEFS) (Subsidiary of LGEEH)		1,827	1,827	-
LG Electronics Espana S.A. (LGEES) (Subsidiary of LGEEH)	-	4,616	4,616	-
LG Electronics Italia S.P.A. (LGEIS) (Subsidiary of LGEEH)		1,913	1,913	-
LG Electronics Hellas S.A. (LGEHS) (Subsidiary of LGEEH)	-	1,238	1,238	(6)
LG Electronics Nordic AB (LGESW) (Subsidiary of LGEEH)		452	452	-
LG Electronics United Kingdom Ltd. (LGEUK) (Subsidiary of LGEEH)	-	5,301	5,301	(250)
LG Electronics Wales Ltd. (LGEWA) (Subsidiary of LGEEH) 2	412,863	9,581	422,444	(126,333)
LG Electronics Mexicalli. S.A. PE.C.V. (LGEMX) (Subsidiary of LGEUS)	-	56	56	(5,389)
LG Electronics Mobilecomm U.S.A. Inc. (LGEMU) (Subsidiary of LGEUS)	-	2,208	2,208	(1,559)
	₩ 467,799	₩ 41,616	₩ 509,415	₩ (138,517)

1 Negative numbers represent negative capital adjustment from the application of the equity method of accounting.

2 The amounts include the accumulated losses on LG.Philips Display Holdings B.V. from the application of the equity method of accounting.

6. Short-Term Borrowings and Current Maturities of Long-Term Debts

Short-term borrowings as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	**Annual interest rate (%) at June 30, 2006**		**June 30, 2006**		**December 31, 2005**
Foreign currency loans	3M Libor + 0.72	₩	54,602	₩	12,853

Current maturities of long-term debts and debentures as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)		**June 30, 2006**		**December 31, 2005**
Debentures	₩	999,759	₩	1,055,691
Less : Discount on debentures		(2,196)		(5,603)
Conversion rights adjustment		(15,709)		-
Premium on conversion rights		37,092		-
		1,018,946		1,050,088
Long-term debts		105,186		79,346
	₩	1,124,132	₩	1,129,434

7. Debentures, Convertible Bonds and Long-Term Debts

Debentures and convertible bonds as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	Annual interest rate (%) at June 30, 2006	June 30, 2006	December 31, 2005
Debentures			
Public, non-guaranteed payable through 2009	4.0~6.0	₩ 865,000	₩ 1,455,000
Floating rate notes of US $ 681 million (2005:US $681 million) , payable through 2010	3M LIBOR+1.9, 6M LIBOR+1.25, 5.0%	653,964	689,853
		1,518,964	2,144,853
Convertible Bonds			
Zero coupon rate convertible bonds of US$ 105 million, payable in 2006 [1]	-	-	123,639
Zero coupon rate convertible bonds of US$ 250 million (2005: US$ 250 million), payable through 2007 [2]	-	296,975	296,975
		296,975	420,614
		1,815,939	2,565,467
Less: Current maturities		(999,759)	(1,055,691)
Discount on debentures		(6,541)	(7,735)
Conversion rights adjustment		-	(25,532)
Add : Premium on conversion rights		-	37,092
		₩ 809,639	₩ 1,513,601

[1] During the six-month period ended June 30, 2006, the foreign currency convertible bonds amounting to ₩123,520 million were converted to 1,788,640 shares of common stock. The remaining convertible bonds amounting to ₩118 million were redeemed before maturity and gains on early redemption amounting to ₩20 million were recognized.

[2] The Company issued foreign currency convertible bonds to Lehman Brothers Commercial Corporation on May 17, 2004. The details of the convertible bonds are as follows:

Type of bonds: Private convertible bonds
Total face value of bonds: US$250 million (fixed exchange rate of ₩1,181.5 : US$1)
Date of issuance: May 17, 2004
Terms and conditions for issuance of bonds

- Coupon rate: 0% , Effective interest rate to maturity: 3.96%
- Maturity: May 17, 2007
- The Company will redeem the bonds at 112.49% of the face value in a lump sum on the date of maturity.

- Call option: The Company holds the right to redeem the bonds at 106.06% of face value any time between May 18, 2006 and 60 days before maturity, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days, ending on the date on which redemption notice is given.
- Put option: The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at 106.06% of face value on the day after 18 months from the date of issuance.

Terms and conditions for conversion

- Type of stock to be issued: registered common stock
- Number of shares convertible: 3,049,221 shares
- Conversion price: ₩96,869 per share. The conversion price was adjusted upwards from ₩91,840 to ₩96,869, because the average closing price of the common shares of the Company during the 20 consecutive Korea Exchange business days preceding and including the second Korea Exchange business day prior to the day falling six months after the issue date is above ₩ 65,600.
- Conversion period: May 18, 2005 through May 7, 2007

Long-term debts as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	**Annual interest rate (%) at June 30, 2006**		**June 30, 2006**		**December 31, 2005**
Foreign currency loans [1]					
Kookmin Bank	6M Libor +1.25($19M) 1M Libor + 0.41($300M)	₩	306,336	₩	323,148
Hong Kong and Shanghai Banking Corp. (HSBC)	-		-		30,390
The Korea Development Bank	3M Eulibor + (1.02 ~1.75)		342,163		337,494
The Export-Import Bank of Korea	-		-		30,390
			648,499		721,422
Less: Current maturities			(105,186)		(79,346)
		₩	543,313	₩	642,076

[1] Representing US $ 379 million and EUR 281 million (2005: US $ 379 million and EUR 281 million).

The Company's property, plant and equipment as of June 30, 2006, are pledged as collaterals for above long-term debts.

8. Commitments and Contingencies

As of June 30, 2006, the Company provided two notes to financial institutions as collaterals in relation to guarantees of indebtedness.

As of June 30, 2006, the Company has various technical assistance agreements with various foreign companies for the manufacture of certain product lines.

As of June 30, 2006, the Company has bank overdraft facility agreements with various banks amounting to ₩335,000 million.

As of June 30, 2006, the trade bills negotiated through banks that have not yet matured amount to approximately ₩3,674,031 million.

As of June 30, 2006, the Company has sales agreements for export trade accounts receivable with various banks amounting to ₩5,590,214 million. The Company has corporate electronic settlement services contracts for collection of accounts receivable with Hana Bank and others amounting to ₩200,000 million.

As of June 30, 2006, the Company has corporate electronic settlement services contracts for payment of trade accounts payable with various banks amounting to ₩1,000,000 million.

In accordance with the Asset Securitization Law, the Company entered into a sales contract with LG Electronics 2nd Securitization Specialty L.L.C to transfer its trade receivables amounting to ₩190,000 million. Through the asset-backed securitization of trade receivables, the Company acquired the 2nd-class beneficiary certificate of ₩55,130 million, included under the trade accounts receivable, to guarantee the above transfer.

As of June 30, 2006, the Company is contingently liable for guarantees approximating ₩2,605,346 million, including US$1,909 million, on the indebtedness of its subsidiaries and affiliates, as follows:

(in millions of Korean won)

PT LG Electronics Indonesia. (LGEIN)	₩	246,198
LG Electronics Italy S.P.A. (LGEIS)		201,663
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)		139,356
LG Electronics U.S.A., Inc. (LGEUS)		184,378
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM)		122,426
LG Electronics Wales Ltd. (LGEWA)		133,831
LG Electronics Thailand Co., Ltd. (LGETH)		128,680
LG Electronics European Shared Service Center B.V. (LGESC)		188,658
LG Electronics Mexico S.A. de C.V. (LGEMS)		116,220
LG Electronics China Co., Ltd. (LGECH)		78,026
LG Electronics Mlawa SP.Zo.O. (LGEMA)		154,575
LG Electronics HK Limited (LGEHK)		86,427
LG Electronics United Kingdom Ltd. (LGEUK)		86,427
LG Electronics Japan Inc. (LGEJP)		65,052
LG Electronics RUS, LLC (LGERA)		65,300
Others		608,129
	₩	2,605,346

In order to reduce the impact of changes in exchange rates on future cash flows, the Company has entered into foreign currency forward contracts. As of June 30, 2006, the Company has outstanding forward contracts with ABN-AMRO and others for selling US dollars amounting to US$560 million at contract exchange rates of ₩927.65 : US$1 ~ ₩979.50 : US$1, with contract due dates of July to November 2006.

As of June 30, 2006, the Company has outstanding forward contracts with HSBC and others for selling Euro and buying US dollars amounting to €37.5 million at contract exchange rates of US$1.2328 : €1 ~ US$1.2926 : €1, with contract due dates of July to September 2006.

As of June 30, 2006, the Company has outstanding forward contracts with the Bank of Tokyo Mitsubishi and others to sell US dollars and buy Japanese yen amounting to US$14 million at contract exchange rates of ￥111.70 : US$1 ~ ￥115.35 : US$1, with contract due dates of July to September 2006.

As a result of the above foreign currency forward contracts, an unrealized valuation gain and loss amounting to ₩2,004 million and ₩5,380 million, respectively, were recorded for the six-month period ended June 30, 2006.

In order to reduce the impact of changes in exchange rates, the Company has also entered into foreign currency option contracts. An unrealized valuation gain and loss amounting to ₩1,623 million and ₩1,218 million, respectively, were recorded for the six-month period ended June 30, 2006.

A summary of the terms of outstanding currency option contracts as of June 30, 2006, follows:

Option type	Amount (in millions)	Exercise price	Contract due date
Put	US$310	₩900.0/US$1.0 ~ ₩ 960.0/US$1.0	July 12, 2006 through December 27, 2006
Call	US$310	₩953.9/US$1.0 ~ ₩1,022.2/US$1.0	July 12, 2006 through December 27, 2006

In order to reduce the impact of changes in interest rates and exchange rates, the Company has also entered into a cross currency swap contract. An unrealized valuation gain and loss amounting to ₩835 million and ₩23,053 million, respectively, were recorded for the six-month period ended June 30, 2006.

A summary of the terms of the outstanding cross currency swap contracts as of June 30, 2006, follows:

	Transaction amount (in millions)		Annual interest rate (%)		
	Disbursement	Receipts	Receipts	Disbursement	Maturity
JP Morgan Chase and others	US$300	€247	5.00%	3.70%	June 17, 2010
The Korea Development Bank	US$100	€ 83	1M Libor+0.41%	2.00%	May 27, 2008
Standard Chartered First Bank Korea Ltd.	₩49,000	US$50	4.80%	6M USD LIBOR	March 10, 2009
ABN-AMRO	₩47,530	US$50	4.35%	6M USD LIBOR	May 24, 2009
Barclays	₩48,000	US$50	4.32%	6M USD LIBOR	September 19, 2009

A summary of the terms of the outstanding cross interest rates swap contracts as of June 30, 2006, follows:

	Transaction amount	Annual interest rate (%)		Maturity
		Receipts	Disbursement	
Credit Suisse First Boston	US$100 million	5.00%-Contingent Spread	4.04%	June 17, 2010

As a result of the above derivative contracts, a realized gain of ₩29,603 million and a realized loss of ₩8,446 million were recorded as a non-operating income and expense, respectively, for the six-month period ended June 30, 2006.

As of June 30, 2006, the Company is named as a defendant in various legal actions including one brought against the Company by Mahmood Saleh Abbar Co. in Saudi Arabia. In addition, the Company is named as the defendant in various foreign and domestic legal actions arising in the normal course of business. The aggregate amounts of foreign and domestic claims as the defendant amounted to approximately US$165 million and EUR10,500 thousand, and ₩4,454 million, respectively, as of June 30, 2006. The Company believes that although the outcome of these legal actions is uncertain, they would not result in a material ultimate loss for the Company.

As of June 30, 2006, the Company is provided with a repayment guarantee of ₩79,729 million from the Seoul Guarantee Insurance Company relating to the completion of sales.

The Company leases equipment such as computers under operating leases expiring in various years through 2009.

(in millions of Korean won) **Period**		**Amount**
2006.07.01 ~ 2007.06.30	₩	20,086
2007.07.01 ~ 2008.06.30		9,518
2008.07.01 ~ 2009.06.30		3,031
Total lease payments	₩	32,635

Changes in the product warranty reserve during the six-month period ended June 30, 2006, are as follows:

(in millions of Korean won)		**2006**
Balance, January 1, 2006	₩	112,499
Provisious		328,601
Actual payment		(287,936)
Balance, June 30, 2006	₩	153,164

The Company accrues a reserve for contingent losses relating to the estimated costs of future claims, recalls and others. This reserve is recorded as a liability.

9. Capital Stock

Capital stock as of June 30, 2006 and December 31, 2005, consists of:

		June 30, 2006		December 31, 2005	
	Par value per share	Number of shares issued	Millions of Korean won	Number of shares issued	Millions of Korean won
Common stock [1]	₩ 5,000	144,647,814	₩ 723,239	142,859,174	₩ 714,296
Preferred stock	5,000	17,185,992	85,930	17,185,992	85,930
		161,833,806	₩ 809,169	160,045,166	₩ 800,226

[1] The foreign currency convertible bonds were converted into 1,788,640 shares of common stock during the six-month period ended June 30, 2006.

The Company has retained treasury stocks consisting of 763,146 shares of common stock and shares of preferred stock as of June 30, 2006. The Company intends to either grant these treasury stocks to employees and directors as compensation, or to sell them in the future.

For the six-month period ended June 30, 2006, changes in capital stock and capital surplus are as follows:

Date	description	Common stock	Preferred stock	Capital Surplus
January 1, 2006		₩ 714,296	₩ 85,930	₩ 2,091,012
January, 2006	Conversion of covertible bonds	6,945	-	90,783
February, 2006	Conversion of covertible bonds	1,998	-	26,124
June 30, 2006		₩ 723,239	₩ 85,930	₩ 2,207,919

10. Stock Appreciation Plan

On April 7, 2005, the Company granted 766,000 shares of stock appreciations rights ("SARs") to certain executives. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company's common stock over the exercise price of ₩71,130 per share. These SARs are exercisable on or after April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company's share price is the same or less than the increase rate of the Korea Composite Stock Price Index ("KOSPI") over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

The options activity under the SARs since April 7, 2005, follows:

		Number of shares under SARs
Option granted as of April, 7, 2005		766,000
Options canceled [1]		(40,000)
Balance, June 30, 2006		726,000
Exercise price per share	₩	71,130

[1] Options canceled due to the retirement of an executive officer.

11. Earnings Per Share

Earnings (loss) per share for the six-month periods ended June 30, 2006 and 2005, is calculated as follows:

(in millions of Korean won, except per share amounts)	2006		2005	
	Three-month period ended June 30, 2006	Six-month period ended June 30, 2006	Three-month period ended June 30, 2005	Six-month period ended June 30, 2005
Net income (loss) as reported on the statement of income	₩ (9,747)	₩ 141,045	₩ 150,580	₩ 233,785
Less: Preferred stock dividends	(5,584)	(11,168)	(6,640)	(13,206)
Additional income available for dividends allocated to preferred stock	6,432	(4,261)	(10,119)	(12,896)
Net income (loss) allocated to common stock	(8,899)	125,616	133,821	207,683
Weighted-average number of common shares outstanding	143,884,668	143,884,668	138,971,205	138,955,864
Earnings (loss) per share [1]	₩ (62)	₩ 873	₩ 963	₩ 1,495
Diluted earnings (loss) per share [2]	(62)	873	940	1,463

[1] Ordinary income (loss) per share is identical to the basic earnings per share since there was no extraordinary gain or loss.

[2] There was no dilutive effect as of June 30, 2006.

Earnings per share and diluted earnings per share for the year ended December 31, 2005, were ₩4,407 and ₩4,357, respectively.

12. Related Party Transactions

The ultimate parent company is LG Corporation which is responsible for the consolidated financial statements.

Significant transactions which occurred in the normal course of business with related companies for the six-month periods ended June 30, 2006 and 2005, and the related account balances outstanding as of June 30, 2006 and December 31, 2005, are summarized as follows:

(in millions of Korean won)	Sales	Purchases	Receivables	Payables
Parent company				
LG Corporation	₩ -	₩ 40,171	₩ 14,289	₩ -
Subsidiaries				
Hi Plaza Inc.	264,153	7,531	11,265	7,308
Hi Business Logistics	133	91,801	9	30,732
LG Micron Ltd	67,941	157,279	50,604	48,456
LG Innotek Co., Ltd.	31,586	258,539	20,197	63,466
LG.Philips LCD Co., Ltd.	97,080	222,736	81,594	59,257
LG Electronics Austia GmbH (LGEAG)	8,949	1,415	8,839	-
LG Electronics Alamaba, Inc. (LGEAI)	50,466	55,050	21,714	-
LG Electronics Almaty Kazak Co., Ltd. (LGEAK)	30,604	970	18,105	-
LG Electronics Antwerp Logistics N.V. (LGEAL)	19,669	503	11,605	-
LG Electronics Australia PTY, Ltd. (LGEAP)	240,848	13,380	104,224	-
Arcelic-LG Klima Sanayi ve Tigaret P.S. (LGEAT)	19,217	-	2,481	-
LG Electronics Da Amazonia Ltda. (LGEAZ)	81,831	229	58,041	-
LG Electronics Benelux Sales B.V. (LGEBN)	28,346	2,044	20,080	-
LG Electronics Columbia Ltda. (LGECB)	36,664	405	32,971	-
LG Electronics Canada Inc. (LGECI)	93,055	5,695	40,340	-
LG Electronics Inc. Chile Limitada (LGECL)	25,040	322	21,169	-
LG Electronics Czech S.R.O. (LGECZ)	12,016	1,266	7,560	-
LG Electronics Deutschland Gmbh (LGEDG)	85,300	6,275	55,721	-
LG Electronics Espana S.A. (LGEES)	118,792	5,533	120,858	-
LG Electronics France S.A.R.L. (LGEFS)	149,890	10,476	100,590	-
LG Electronics Gulf FZE (LGEGF)	100,929	389	57,432	-
LG Electronics HK Limited (LGEHK)	50,210	4,519	24,400	11
LG Electronics Nature (Hangzhou) Recording Media Co., Ltd. (LGEHN)	8,486	158	4,541	7,336
LG Electronics Hellas S.A. (LGEHS)	26,489	1,445	22,014	-
LG Electronics Huizhou Inc. (LGEHZ)	374,102	7,186	136,829	25,563
LG Electronics India PVT Ltd. (LGEIL)	86,071	11,645	14,001	8
PT LG Electronics Indonesia Ltd. (LGEIN)	140,432	9,912	55,108	7,780

LG Electronics Italy S.P.A. (LGEIS)	₩ 354,947	₩ 18,585	₩ 97,846	₩ -
LG Electronics JIT Europe Netherlands B.V. (LGEJE)	37,383	4,539	18,345	-
LG Electronics Japan Inc. (LGEJP)	54,409	3,303	25,162	-
Kunshan LGMS Computer Co., Ltd. (LGEKS)	58,624	10,278	20,572	2,288
LG Electronics European Logistics & Services B.V. (LGELS)	49,990	8,071	48,449	-
LG Electronics Mlawa SP. Zo. O. (LGEMA)	343,058	7,515	228,375	255
LG Electronics Morocco S.A.R.L. (LGEMC)	27,804	245	17,278	-
LG Electronics Magyar Kft (LGEMK)	19,271	1,181	14,463	-
LG Electronics (M) SDN.BHD (LGEML)	15,976	65	6,203	-
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM)	20,017	-	7,843	-
LG Electronics Mexico S.A DE C.V. (LGEMS)	74,959	1,860	45,998	-
LG Electronics Mexicalli. S.A. PEC. V. (LGEMX)	204,822	2,906	114,412	-
LG Electronics (Nanjing) Plazma Co., Ltd. (LGENP)	213,414	2,048	109,734	378
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	36,223	26,976	14,214	1,599
LG Electronics Overseas Trading FZE(Dubai) (LGEOT)	7,914	210	4,991	-
LG Electronics Polska SP. Zo. O. (LGEPL)	15,713	2,623	10,134	-
Nanjing LG Panda Appliances Co., Ltd. (LGEPN)	10,819	15	1,926	14
LG Electronics Peru S.A. (LGEPR)	10,805	222	8,600	-
LG Electronics Panama S.A. (LGEPS)	115,003	1,046	73,848	-
LG Electronics Portugal (LGEPT)	26,563	-	23,409	-
Qingdao LG Langchao Digital Communication Co., ltd. (LGEQD)	117,001	11,423	36,216	2,429
LG Electronics Russia Inc. (LGERI)	3,468	10,586	3,193	-
LG Electronics Reynosa. S.A. DEC.V. (LGERS)	310,651	454	169,957	21
LG Electronics Overseas Trading FZE (LGERU)	204,906	-	254,890	-
LG Electronics S.A. Pty Ltd. (LGESA)	91,491	2,742	60,914	-
Shanghai LG Electronics Co., Ltd. (LGESH)	74,286	1,071	28,514	57,234
LG Electronics de Sao Paulo Ltda. (LGESP)	321,361	174	118,119	-
LG Electronics Sweden AB (LGESW)	51,713	8,005	28,295	-
LG Electronics Shenyang Inc. (LGESY)	70,026	944	26,226	2,375
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	68,954	12,082	3,296	15,232
LG Electronics Thailand Co., Ltd. (LGETH)	38,926	21,686	15,514	3,035
Taizhou LG-Chunlan Home Appliances Co., Ltd.(LGETR)(formerly LGECT)	30,492	2,348	11,500	767
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	52,433	1,217	26,067	-

LG Electronics United Kingdom Ltd. (LGEUK)	₩ 188,219	₩ 7,919	₩ 105,152	₩ -
LG Electronics U.S.A Inc. (LGEUS)	542,775	34,149	322,941	52
LG Electronics Vietnam Co., Ltd. (LGEVN)	5,242	194	2,296	-
LG Electronics Wales Ltd. (LGEWA)	18,158	4,726	14,207	1,671
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT)	338,867	3,951	109,990	2,490
LG Electronics Mobile Comm U.S.A. Inc. (LGICUS)	943,094	2,589	272,670	-
Others[1]	3,290	39,968	39,214	14
Equity-method investees				
LG-Nortel Co., Ltd.	106,779	12,855	53,362	5,263
Hitachi-LG Data Storage Inc. (HLDS)	115,753	23,331	11,984	9,043
Others[2]	8,381	49,528	2,619	5,247
Other related parties				
Dacom Co., Ltd.	-	1,151	-	21
Serveone	1,131	162,144	31,355	53,530
LG Management Development Institute Co., Ltd.	56	6,461	11,777	698
LG Sports Ltd.	7	2,300	-	-
LG N Sys Co., Ltd.	502	208	101	86
Lusem Co., Ltd.	3,414	24,577	2,435	9,002
LG International	12,236	3,280	1,028	1,473
LG CNS	6,513	130,158	2,371	47,162
LG Telecom, Ltd.	175,105	374	85,181	-
LG Chem, Ltd.	2,635	142,776	2,526	39,486
Others[3]	438	710	352	458
2006	₩ 7,854,316	₩ 1,733,923	₩ 3,862,645	₩ 511,240
2005	₩ 7,390,319	₩ 1,477,079	₩ 1,273,763	₩ 311,385

[1] Other are the subsidiaries that have no significant related party transactions such as LG Electronics Argentina S.A.(LGEAR), LG Electronics China Co., Ltd.(LGECH), LG Electronics Egypt Cairo S.A.E.(LGEEC), LG Electronics Egypt S.A.E.(LGEEG), LG Electronics European Holdings B.V. (LGEEH), LG Electronics Middle East Co., Ltd.(LGEME), Goldstar Mobilecomm France SASU (LGEMF), LG Electronics Moblie Research U.S.A. L.L.C.(LGEMR), LG Mitr Electronics Co., Ltd.(LGEMT), LG Electronics Philipines, Inc.(LGEPH), LG Electronics Qinhuangdao Inc.(LGEQH), LG Electronics RUS, LLC(LGERA), LG Electronics(China) Research and Development Center Co. Ltd.(LGERD), LG Electronics European Shared Service Center B.V.(LGESC), LG Electronics Singapore PTE Ltd.(LGESL), LG Electronics Ukraine Inc.(LGEUR), LG Soft India PVT, Ltd.(LGSI), LG Electronics RUS-Marketing, LLC(LGERM), LG Electronics Wroclaw Sp.Zo.o.(LGEWR), LG Electronics Latvia, LLC(LGELV), Zenith Electronics Co.(ZENITH), LG Holding (HK) Ltd., EIC Properties PTE, Ltd., Beijing LG Building Development Company, LG fund for small and medium Enterprises.

[2] Others include the equity-method investees such as Hankuk Electic Glass Co., Ltd., Korea Information Certificate Authority Inc., Blue Ocean Investment Fund, Triveni Digital Inc., SLD Telecom Pte. Ltd., Goldstar Electronics Thailand Co., Ltd.(G.S.T.), Electromagnetica Goldstar S.R.L.(EMGS), Hi Logistics Europe B.V.,Hi Logistics China Company Limited, LG pasig, Paju Electric Glass Co., Ltd, LG Micron(Taiwan) Ltd., LG Innotek Poland Co.Ltd.,(LGITPL).

[3] Others include related parties such as Siltron Incorporated, LG Life Sciences Ltd., LG Hitachi Ltd., LG Household& Helath Care Ltd., LG Petrochemical Co., Ltd., LGMMA Corporation.

Significant management compensation costs for the six-month period ended June 30, 2006, are as follows:

Short-term employee salaries	₩	5,192
Provision for severance benefits		1,843
	₩	7,035

Management refers to the directors who have significant duties and responsibilities over planning, operations and control of the Company's business. Accrued severance benefits for such management for the six-month period ended June 30, 2006, were ₩15,515 million.

13. Segment Information

The Company has four business divisions: Digital Display division, Digital Media division, Digital Appliance division and Mobile communications division. In addition, the Company has a centralized supporting division to provide general and administrative, marketing and sales and research and development services to each business division.

Financial data by business division as of and for the six-month period ended June 30, 2006, are as follows:

(in millions of Korean won)	Total	Business Division: Digital Display	Digital Media	Digital Appliance	Mobile Communications	Supporting Division
Sales						
External sales	₩ 11,596,018	₩ 2,852,050	₩ 1,405,987	₩ 3,135,015	₩ 4,226,150	₩ (23,184)
Inter-division sales	141,087	54,589	7,167	5,674	17,684	55,973
	₩ 11,737,105	₩ 2,906,639	₩ 1,413,154	₩ 3,140,689	₩ 4,243,834	₩ 32,789
Operating income(loss)	₩ 381,087	₩ 50,234	₩ 34,344	₩ 309,236	₩ 12,033	₩ (24,760)
Property, plant and equipment	₩ 4,169,578	₩ 1,642,850	₩ 232,506	₩ 701,690	₩ 607,118	₩ 985,414
Intangible assets	436,678	26,052	7,156	22,677	59,694	321,099
	₩ 4,606,256	₩ 1,668,902	₩ 239,662	₩ 724,367	₩ 666,812	₩ 1,306,513
Depreciation and amortization	₩ 350,392	₩ 130,541	₩ 24,675	₩ 65,483	₩ 65,339	₩ 64,354

Financial data by business division as of and for the six-month period ended June 30, 2005, were as follows:

(in millions of Korean won)	Total	Business Division: Digital Display	Digital Media	Digital Appliance	Mobile Communications	Supporting Division
Sales						
External sales	₩ 11,573,726	₩ 2,408,234	₩ 1,578,589	₩ 3,289,786	₩ 4,235,718	₩ 61,399
Inter-division sales	167,816	45,984	1,154	7,860	21,247	91,571
	₩ 11,741,542	₩ 2,454,218	₩ 1,579,743	₩ 3,297,646	₩ 4,256,965	₩ 152,970
Operating income(loss)	₩ 423,707	₩ (5,332)	₩ 49,972	₩ 331,743	₩ 110,148	₩ (62,824)
Property, plant and equipment	₩ 4,009,779	₩ 1,466,262	₩ 248,006	₩ 768,644	₩ 707,647	₩ 819,220
Intangible assets	569,766	22,637	6,744	15,058	208,667	316,660
	₩ 4,579,545	₩ 1,488,899	₩ 254,750	₩ 783,702	₩ 916,314	₩ 1,135,880
Depreciation and amortization	₩ 434,880	₩ 115,635	₩ 31,358	106,669	₩ 100,148	₩ 81,070

Financial data by geographic area for the six-month period ended June 30, 2006, are as follows:

(in millions of Korean won)	Total	Domestic	North America	Europe	Central & South America	Central Asia & Africa	Asia	Oceania	CIS
Sales									
External sales	₩11,596,018	₩ 3,037,881	₩2,434,944	₩1,611,381	₩627,539	₩604,500	₩2,719,504	₩252,191	₩308,078
Inter-division sales	141,087	141,087	-	-	-	-	-	-	-
	₩11,737,105	₩ 3,178,968	₩2,434,944	₩1,611,381	₩627,539	₩604,500	₩2,719,504	₩252,191	₩308,078
Ratio (%)	100%	26%	21%	14%	6%	5%	23%	2%	3%

Financial data by geographic area for the six -month period ended June 30, 2005, were as follows:

(in millions of Korean won)	Total	Domestic	North America	Europe	Central & South America	Central Asia & Africa	Asia	Oceania	CIS
Sales									
External sales	₩11,573,726	₩ 2,767,600	₩2,619,476	₩1,950,661	₩373,433	₩ 502,980	₩ 2,566,820	₩254,492	₩538,264
Inter-division sales	167,816	167,816	-	-	-	-	-	-	-
	₩11,741,542	₩ 2,935,416	₩2,619,476	₩1,950,661	₩373,433	₩ 502,980	₩ 2,566,820	₩254,492	₩538,264
Ratio (%)	100%	24%	23%	17%	3%	4%	22%	2%	5%